Exhibt 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    CoolBrands International Inc. reports financial results for the three and nine months ended May 31, 2007

    TORONTO, July 13 /CNW/ - CoolBrands International Inc. (TSX: COB)
(the "Company") today announced its operating results for the third quarter of fiscal 2007 ended May 31, 2007.

    Operating results (amounts expressed in U.S. dollars)

    The Company reported a net loss of $(2,876,000), or $(0.05) per basic and fully diluted share for the three months ended May 31, 2007 compared to a loss of $(11,814,000), or $(0.21) per share in the prior year period. The net loss in the third quarter of fiscal 2007 was comprised of a net loss from continuing operations of $(5,916,000) offset by net income from discontinued
operations of $3,040,000, which included a gain on sale of discontinued
operations of $3,069,000. Contributing to the loss in the third quarter was a foreign exchange loss of $(5,766,000) that resulted partly from the Company changing its method of accounting for its foreign subsidiaries. This change in accounting was made effective April 1, 2007 following the closure of the
Company's operations and accounting office in Ronkonkoma, New York and the termination of staff located in that office. The Company also incurred a foreign exchange loss on its cash investments held in U.S. dollars. For the first nine months of fiscal 2007, the Company had a loss of $(18,021,000), or
$(0.32) per basic and fully diluted share, compared to a loss of
$(24,170,000), or (0.43) per share in the prior year.

    Cash and working capital

    Cash and short-term investments increased to $63,467,000 at May 31, 2007, compared to $393,000 at August 31, 2006 and $55,102,000 at February 28, 2007.
The primary sources of the increase in the cash balance were the collection of a tax refund from the application of tax losses and the sale of the Company's
Fruit-A-Freeze and Whole Fruit operations. Working capital was $38,585,000 at
May 31, 2007 compared to a working capital deficit of $(40,672,000) at
August 31, 2006.

    Other

    In the Management's Discussion and Analysis of financial results accompanying the Company's annual financial statements for the year ended
August 31, 2006, management identified certain material weaknesses and deficiencies in internal controls over financial reporting. As a result of the sale of the majority of its operations, the Company no longer owns the businesses where the material weaknesses in internal controls over financial reporting had been identified. Management will be implementing processes and procedures that reflect the current size of the organization and will be completing the documentation and assessment of its internal controls over financial reporting. However, until the process is completed, the Chief
Executive Officer and Chief Financial Officer have not provided the required certifications to the Canadian Securities Commissions on the filing of the financial statements.
    The Company's consolidated financial statements and management's discussion and analysis of financial results are filed on SEDAR at
www.sedar.com.

    Forward Looking Statements - This press release includes certain forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate", "estimate", "expect", "intend",
"plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, the ability of CoolBrands to effectively manage the risks inherent with divestitures, mergers and acquisitions, currency risk exposure, existing and potential litigation involving the Company, the performance of management, including management's ability to implement its plans as contemplated, CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.)

CO:  CoolBrands International Inc.

CNW 17:00e 13-JUL-07